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Gary R. Henrie Attorney at Law

August 4, 2014

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Fanatic Fans Inc. (f/k/a Calibrus, Inc.) (the “Company”)
            Form 8-K
            Filed July 7, 2014
            File No. 000-53548

Dear Mr. Spirgel:

This letter responds to your comment letter to the Company dated July 22, 2014.

The following explains why the Company is not and has never been a shell corporation and accordingly is not subject to the disclosure requirements.

Calibrus, Inc. (the “Company”) was incorporated on October 22, 1999, in the State of Nevada. From its inception, the Company was a call center that contracted out as a customer contact center for a variety of business clients throughout the United States. Over time our main business became a third party verification service.  After making a sale on the telephone, a company would send the call to a Calibrus operator to confirm the order.  This process protected both the customer and the company selling services from telephone sales fraud.

While continuing to operate as a call center, in 2008 we expanded our business plan to include the development of a social networking site called JabberMonkey (Jabbermonkey.com) and the development of a location based social networking application for smart phones called Fanatic Fans.

JabberMonkey is a social expression site that features questions on issues and topics that are current and relevant to its members.  JabberMonkey questions are on pertinent issues that in many instances evoke emotional responses from its members.  Many of the questions on JabberMonkey provide the individuals voting with a voice to cause an action or affect a result.

Fanatic Fans aim is to inform fans about upcoming live events in the sports and music industries by giving users the ability to interact with live events, share their experiences, and earn rewards for attending live events.   Users are able to browse a calendar of upcoming events which can be segmented by region and artist.  From here users can get detailed information on the event and discuss the event with other fans.  While at an event users are able to share their experiences with social networks Facebook and Twitter, and communicate with other people at the event.  Users are able to unlock virtual awards and earn virtual points in recognition of attending events.  Within their profile users can browse and view the items they have unlocked and receive news on their favorite artists.  Finally Users can redeem their virtual points for food, drinks, apparel and event tickets in the application award section.

In addition to our own development team, we contracted with Meomyo Development out of India to assist in the development of our JabberMonkey website.  Meomyo has expertise in the development of websites and interactive solutions for websites which our internal developers did not currently possess.
During 2009 we incurred $545,485 in research and development costs for the social networking sites.  During 2010, we incurred an additional $232,327 in research and development costs and in 2011 we incurred an additional $1,472,113 in such costs.  During 2012, we expended an additional $1,382,100.
Due to declining revenues from our call center, in 2012 we decided sell our call center including our third party verification business and focus on the social networking operations.  We would eventually sell the call center part of our business in 2013.  By selling our call center and third party verification business, we become a pure social media company focused on the development and commercialization of JabberMonkey and Fanatic Fans.

To gain exposure for our social networking websites, we applied in November 2013 for an office space at RocketSpace, a technology co-working space that unites tech startups in San Francisco CA.  The Company was accepted by RocketSpace in November 2013. Only 5% of all companies that apply to RockeSpace get accepted. The Company has office space and pays rent for office space at RocketSpace.  The Company applied for office space at RocketSpace in hopes of finding software engineers to further the development of the Fanatic Fans and JabberMonkey projects and to find others that may have an interest in our social networking projects.  Brian Holmes, one of our employees working with Fanatic Fans moved to San Francisco to occupy and run the RocketSpace office.  The Company pays expenses for Brian Holmes while at RocketSpace (i.e. Rent, conference/seminars fees, travel).  Brian Holmes attends conferences and seminars to meet other people that could help grow Fanatic Fans and JabberMonkey.

Jeff Holmes, our Chairman has made many trips to the Company’s San Francisco office to meet with Brian Holmes and other developers, companies and investors to see if they could help us grow or have interest in Fanatic Fans or JabberMonkey.  He has talked and had multiple meetings with other companies in the live event space like PogoSeat and Kwarter.  As of August, 2014 Jeff Holmes continues to go weekly to the Company’s San Francisco office to meet with Brian Holmes and other companies and investors that might help or have interest in Fanatic Fans or JabberMonkey.

As the Company continues to seek ways to better commercialize its social media projects, the Company is also open to the acquisition of other products, services or technologies that have potential for profit in the consumer or commercial market place.

In March of 2014 the Company found an opportunity to acquire WCS Enterprises, LLC which is a real estate purchaser, developer and manager of specific use industrial properties providing “Condo” style turnek-key grow facilities to support cannabis growers.   In June 2014 we acquired WCS Enterprises, LLC.  Even with the acquisition of WCS, the Company’s goal and objective is to still develop and market our Fanatic Fans and JabberMonkey projects.

Being accepted into Rocketspace was confirmation that our social networking sites have viability. Rocketspace is the top technology incubator in the world and considered a proof of concept to be accepted. We presented to a founders panel at RocketSpace to be accepted. We believe that through RocketSpace, we will get a partner and development team in place in the near future. Rocketspace has about 125 companies in the office. Fanatic Fans is part of class number 8. Many great companies have graduated from Rocketspace.  Zappos, Uber, AdColoney, SuperCell, and Instagram are just a few.  As a general rule, these companies do not generate income during the incubator stage.  They grow value by becoming a dominate company in a new market and then later commercialize that position in the market.

As we continue to work on our social networking platforms, we are also hopeful that WCS will be a success for our Company.  However, the acquisition of WCS is not an indication that the Company is or ever was a shell corporation.

In connection with responding to your comments, the Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary R.  Henrie
Gary R. Henrie
Corporate Counsel